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January 24, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Landa App 2 LLC Offering Statement on Form 1-A Post-Qualification Amendment No. 11 Filed January 5, 2023 File No. 024-11648

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Landa App 2 LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 19, 2023 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A filed as Post-Qualification Amendment No. 11 with the Commission on January 5, 2023 (the “Offering Statement”). The response provided is based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently filing an amended Offering Statement on Form 1-A as Post-Qualification Amendment No. 12 (the “Amended Offering Statement”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s comment has been reproduced in bold italics herein with responses immediately following the comment. Unless otherwise indicated, page references in the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Offering Statement. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Offering Statement.

Amendment No. 11 on Form 1-A POS filed January 5, 2023

General

1. We note your disclosure that each New Series will pay down, or otherwise discharge, the outstanding balance of its Acquisition Note, in part, with the proceeds received in exchange for a Refinance Note bearing interest at current market rates. Please tell us if the expected interest rates will be disclosed in your offering circular prior to qualification. In addition, please tell us how you determined it was unnecessary to reflect the expected change in interest expense, if any, in your pro forma financial information.

Response to Comment No. 1

The Company has advised that it does not currently know the interest rate for the Refinance Notes expected to be obtained upon qualification of the Offering Statement other than that it will be at a market rate to be negotiated prior to the initial closing of an offering. -The only facts known to the Company at the date of the pro formas is the interest rate on the Acquisition Notes. The Refinance Note is a future event that is not known at the date of the pro formas.

The Company has not yet entered into a commitment letter or other indication of interest for any Refinance Note. If the Company is able to obtain such a commitment prior to qualification, it will update the pro formas with that information prior to requesting qualification. The company has also included a footnote in the pro formas stating that the Acquisition Notes are expected to be refinanced at the closing of the offering with a Refinance Note at a market rate of interest that is expected to be in the range of 7% to 10% per annum, that will be secured by the property and mature between one and five years after the refinancing.

2. We note the reduced maximum offering proceeds and footnote 6 added to the table on page 37, including the reference to potentially lower appraisals and reduced amounts the Refinance Lender is willing to lend. You also refer the reader to Management's Discussion and Analysis for more information; however, we are unable to locate such added disclosure. Please revise Management's Discussion and Analysis to address trends in property values and leasing and the information in footnote 6, and revise Risk Factors to address the risks associated with a series holding significantly more debt due to the failure to discharge the Acquisition Note.

Response to Comment No. 2

The Management's Discussion and Analysis section has been revised in the Amended Offering Statement to include trend information regarding the property market that may affect the appraisal values of the properties and therefore the loan proceeds and terms available from lenders under the Refinance Note. The Amended Offering Statement also includes additional risk factor disclosure specific to the fact that if sufficient offering proceeds are not raised by a Series to fully repay the Acquisition Note (or the appraised value of a property does not support the full principal amount of the expected Refinance Note), the Series may be burdened by both a portion of the principal amount of the Acquisition Note and the amount of the Refinance Note.

We respectfully note that in addition to this new Risk Factor, the offering circular already includes several other risk factors that relate to risks related to indebtedness including, for example, the following (relevant sections highlighted in underlined text):

A Series may be unable to service its indebtedness, which may be secured by its Property, and could result in the Series being forced to sell its Property, which could result in a significant loss to investors in the particular Series.

Each Series’ Offering will not have a minimum offering amount, which could result in an Offering ending without reaching the Series’ funding target.

Each Series’ Offering will be conducted on a “best efforts” no minimum basis. We expect that there will be multiple Closings for each Offering and each Closing will occur promptly following the acceptance of a subscription. We expect that each Series’ Offering will remain open for investors until the earliest of (i) the date subscriptions for the Maximum Offering Amount of such Series have been accepted by the Manager or (ii) any earlier date determined by the Manager, based on a number of factors, including the level of current or anticipated interest in a Series. Therefore, an Offering may end without reaching the Series’ funding target such that the total proceeds amount may not be sufficient to pay down the Series’ Acquisition Note or Refinance Note. As a result, a Series may have significant debt obligations which could adversely affect the Series’ financial condition, reduce the total distributions to each holder, and/or delay distributions to Series holder.

A Series may require additional capital and may be unable to obtain such capital on favorable terms or at all.

If funds generated from investors for a Series through the Landa Mobile App are insufficient, we may seek additional capital in the form of debt financing from other financing sources. Additional debt financing may not be available on reasonable terms, on a timely basis or at all, and if available, would result in additional payment obligations and may involve agreements that include restrictive covenants that limit a Series’ ability to take specific actions, such as incurring additional debt, making capital expenditures, creating liens or making distributions on Shares, which could adversely impact the Series’ ability to conduct its business or provide distributions on your Shares.

3. Please revise to disclose the details of the various "free stock" programs that are referenced in the Form 1-A filed by Landa App.

Response to Comment No. 3

The Amended Offering Statement has been revised to include additional details regarding the various “free stock” programs and the use of incentive programs generally.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842.

Sincerely,

/s/ Mark Schonberger
Mark Schonberger

cc:    Via E-mail

Yishai Cohen, Chief Executive Officer

Charles Tomlinson, Head of Accounting

Landa Holdings, Inc..

Farnell Morisset, Esq.

Dylan Roth

Goodwin Procter LLP

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